SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of May, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the press release published by Banco de Chile on May 23, 2005, regarding the resale of shares acquired under the program to repurchase its own common stock.

PREEMPTIVE OFFER OF BANCO DE CHILE’S SHARES PURSUANT TO ARTICLE
27-C OF ARTICLE 18,046

Banco de Chile (hereinafter the “Offeror”) offers to sell preemptively 968,822,755 shares issued by Banco de Chile, the equivalent of 1.42% of all shares issued. The offer is made to shareholders as indicated in paragraph No. 3 of this notice in accordance with the Program to Repurchase its Common Stock as agreed upon at the Extraordinary General Shareholders Meeting of Banco de Chile held on March 20, 2003, and approved through letter No. 6650 of the Superintendency of Banks and Financial Institutions dated June 5, 2003, supplemented by letter No. 7937 of that same Superintendency dated July 2, 2003 (the “Offer”). This Offer shall likewise be governed by the provisions in article 25 and 27 to 27-D of Companies Law No. 18,046.

I. IDENTIFICATION OF THE OFFEROR

Banco de Chile is a banking corporation, taxpayer identification No. 97,004,000-5, domiciled at Paseo Ahumada 251, a subsidiary of LQ Inversiones Financieras S.A., taxpayer identification No. 96,929,880-5, in turn, a subsidiary of Quiñenco S.A, an open corporation engaged in investments, taxpayer identification No. 91,705,000-7. Both are domiciled at Enrique Foster Sur 20, 14th floor, borough of Las Condes, Santiago, in turn controlled by the Luksic Group. The major shareholders in Banco de Chile are: SM Chile S.A., Sociedad Administradora de la Obligación Subordinada SAOS S.A., and LQ Inversiones Financieras S.A.

II. RESOLUTION AND AMOUNT OF THE ISSUE

1. During the Banco de Chile Board of Directors Meeting No. 2596 held on March 24, 2005, it was resolved to initiate the process of selling the shares acquired under the Repurchase Program agreed upon at the Extraordinary General Shareholders Meeting held on March 20, 2003 and approved by the Superintendency of Banks and Financial Institutions letter No. 6650 of June 5, 2003, hereinafter the (“Program”).

2. During the Banco de Chile Board of Directors Meeting No. 2599 held on May 12, 2005, it was agreed to offer 968,822,755 shares in a preemptive offer period, that is 56.92% of the shares acquired under the aforementioned Repurchase Program to all shareholders of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., at the rate of 0.02564 shares for each share in any series. The sale price was set by appraisal in Resolution No. 1194-01-050505 of the Board of the Central Bank of Chile dated May 5, 2005, which resolved to value each of the 1,701,994,590 shares of Banco de Chile’s common stock acquired by the Bank under its Repurchase Program at a price of CH$35.10, which is equal to 0.002031 Unidades de Fomento.

III. SHAREHOLDERS ENTITLED TO PARTICIPATE IN THE OFFER

All series of shareholders of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A. whose shares are registered in the respective shareholders registries as of May 16, 2005 will have the right, pro-rata, to acquire the shares offered for sale.

IV. PARTICIPATING AGENT IN THE OFFER

The organization and administration of the Offer will be handled by Banchile Corredores de Bolsa as Agent, taxpayer identification No. 96,571,220-8, domiciled at 975 Agustinas Street, 2nd floor, Santiago.

V. CHARACTERISTICS OF THE OFFER

1. With the intention of this preemptive offer, as many as 968,822,755 shares issued by Banco de Chile will be sold in this preemptive Offer. The shares offered are free of liens, title retention, attachments and/or prohibitions affecting their free transferability.

2. The Offer will be in effect from 9:00 a.m. on May 24, 2005 to 5:00 p.m. on June 22, 2005.

3. Each share that has the right to purchase will have the option of purchasing up to 0.02564 of each share offered for sale.

4.The sale price will be equivalent to 0.002031 Unidades de Fomento per share.

VI. PROCEDURES TO ACCEPT THE OFFER

Shareholders wishing to accept the Offer should do so solely in the Offer period indicated in No. 2 of Paragraph V above, in the Shares Department of Banco de Chile, 975 Agustinas Street Office 517, and simultaneously sign a share transfer (“Acceptance Order”) for his own benefit for the totality of the shares he wishes to purchase. Shareholders should also furnish the following documents to the Agent:

(a) A photocopy of both sides of the individual shareholder’s identity card or of the representative thereof, as the case may be, or of the representative of a corporate shareholder. The original should be presented at the time the Acceptance Order is signed;

(b) An original or authenticated copy of the power of attorney in effect by which the representatives of shareholders are acting, which should contain sufficient powers of representation and be executed or authenticated before a notary public; and

(c) An authenticated copy of the legal information on corporations.

VII. PAYMENT OF THE PRICE

The price of the shares acquired will be paid at sight to Banco de Chile at the time the Offer Acceptance Order is signed.

VIII. PUBLICATIONS AND INFORMATION

All publications that are or must be made because of this Offer shall be made in the newspaper “El Mercurio” of Santiago.

Further information can be obtained in the offices of BANCHILE Corredores de Bolsa S.A., located at 975Agustinas Street, 2nd floor, phone 800-202-820, from Monday to Friday from 9:00 a.m. to 6:30 p.m.

IX. OBSERVATIONS

The purpose of the Offer is to convey 56.92% of the shares purchased under the aforementioned Repurchase Program within a period of 24 months as from their acquisition, in compliance with article 27-C of Law 18,046. If all of the shares offered are not sold in the period stipulated in paragraph V.2, the remainder of such shares may also be offered to third parties on the Stock Exchange.

May 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lanvín General Manager